Exhibit 6.1

VSBLTY INC

LICENSE AGREEMENT

This License Agreement (this “Agreement”), is made as of June 21st , 2021 (“Effective Date”) and is by and between VSBLTY INC, a corporation with principal offices at 417 N . 8th Street, Suite 300, Philadelphia, PA 19123 (“Licensor”) and RADAR USA, INC., a Delaware corporation with offices located at 417 N. 8th Street, Suite 300, Philadelphia, PA 19123(“Licensee”).

WHEREAS Licensor has developed and licenses out those software products specifically identified and described at Exhibit A, as they may be added or amended from time to time (the “Software”) and user manuals, technical manuals, and any other materials provided by licensor, in printed, electronic, or other form, that describe the installation, operation, use or technical specifications of the Software as more particularly described in Exhibit A, as they may be added or amended from time to time (collectively, “Documentation”);

AND WHEREAS Licensee wishes to receive a license to such Software and Documentation.

NOW THEREFORE:

1. License Grant and Scope. Subject to and conditioned upon payment of the License Fee as defined below and as set forth in Section 13 and Exhibit C of this Agreement by Licensee and Licensee’s strict compliance with all terms and conditions set forth in this Agreement, Licensor hereby grants to Licensee a perpetual, non-exclusive, non-transferable, non-sublicensable, limited license during the Term set forth in Exhibit B to use, for internal purposes only and solely by and through those individuals authorized to use the Software expressly set forth in Exhibit A pursuant to the license granted under this Agreement (collectively, “Authorized Users”), the Software and Documentation and subject to all conditions and limitations set forth in Section 2 or elsewhere in this Agreement.

2. Use Restrictions. Except with the prior written consent of the Licensor, Licensee shall not, and shall require its Authorized Users not to, directly or indirectly: (a) use (including make any copies of) the Software or Documentation beyond the scope of the license granted under Section 1; (b) provide any other person, including any subcontractor, independent contractor, affiliate, or service provider of Licensee, with access to or use of the Software or Documentation; (c) modify, translate, adapt, or otherwise create derivative works or improvements, whether or not patentable, of the Software or Documentation or any part thereof; (d) combine the Software or any part thereof with, or incorporate the Software or any part thereof in, any other programs; (e) reverse engineer, disassemble, decompile, decode, or otherwise attempt to derive or gain access to the source code of the Software or any part thereof; (f) remove, delete, alter, or obscure any trademarks or any copyright, trademark, patent, or other intellectual property or proprietary rights notices provided on or with the Software or Documentation, including any copy thereof (for the avoidance of doubt, Exhibit A identifies the copyright and trademark registrations in the name of the Licensor); (g) rent, lease, lend, sell, sublicense, assign, distribute, publish, transfer, or otherwise make available the Software, or any features or functionality of the Software, to any person other than Licensee for any reason, whether or not over a network or on a hosted basis, including in connection with the internet or any web hosting, wide area network (WAN), virtual private network (VPN), virtualization, time-sharing, service bureau, software as a service, cloud, or other technology or service; (h) use the Software or Documentation in, or in association with, the design, construction, maintenance, or operation of any hazardous environments or systems, including: (i) power generation systems; (ii) aircraft navigation or communication systems, air traffic control systems, or any other transport management systems; (iii) safety- critical applications, including medical or life-support systems, vehicle operation applications, and (iv) military or aerospace applications, weapons systems, or environments; (i) use the Software or Documentation in violation of any law, regulation, or rule; or (j) use the Software or Documentation for purposes of competitive analysis of the Software, the development of a competing software product or service, or any other purpose that may commercially disadvantage the Licensor.

3. Responsibility for Use of Software. Licensee is responsible and liable for all uses of the Software and Documentation through access thereto provided by Licensee, directly or indirectly. Specifically, and without limiting the generality of the foregoing, Licensee is responsible and liable for all actions and failures to take required actions with respect to the Software and Documentation by its Authorized Users or by any other person to whom Licensee or an Authorized User may provide access to or use of the Software and/or Documentation, whether such access or use is permitted by or in violation of this Agreement.

4. Maintenance and Support. Licensor shall provide Tier 3 and Tier 4 maintenance and support services with respect to the Software (“Maintenance Services”) to Authorized Users. During the Term, Licensee shall be responsible for providing Tier 1 and Tier 2 maintenance and support services to Authorized Users. For the avoidance of doubt, the tiers of support shall be as follows:

Tier 1 Support	Initial support call intake and provision of low-level, non-technical assistance. No material degradation or impact on the operability or functionality of the Software.
Tier 2 Support

Higher degree of complexity issues than Tier 1 Support issues, but can be addressed by the individual who takes the initial support call. Software operation is not materially impacted and either no material disruption with respect to any Software functionality, or a reasonable work-around exists.

Tier 3 Support	Non-critical break of the Software which cannot be resolved by the individual who takes in the initial support call. Software is largely operable but functionality is materially degraded.
Tier 4 Support	Critical break of the Software or other issue which makes the Software or key functionality of the Software inoperable.

Licensor further acknowledges and agrees that, with respect to the provision of the Maintenance Services, it shall perform the Maintenance Services in such a way so as to meet or exceed the service levels as set out in the Service Level Agreement set out at Exhibit D (“SLA”). If the Licensor fails to achieve the required service levels set out in the SLA with respect to its performance of the Maintenance Services, then the Licensor shall provide to the Licensee the service credits set out in the SLA (the “Service Credits”). The Licensor shall apply the Service Credits immediately and either deduct any amounts owing by the Licensee to the Licensor by an amount equal to such Service Credits or, if no amounts are currently owing, apply such deduction of Service Credits once any amounts due by the Licensee are accrued.

5. Collection and Use of Information. Licensee acknowledges that Licensor may, directly or indirectly through the services of third parties, collect and store information regarding use of the Software and about equipment on which the Software is installed or through which it otherwise is accessed and used, through: (a) the provision of Maintenance Services, and (b) technical measures included in the Software.

Licensee agrees that the Licensor may use such information for any purpose including but not limited to:

(x) improving the performance of the Software or developing updates thereto; (y) verifying Licensee’s compliance with the terms of this Agreement and enforcing the Licensor’s rights, including any and all registered and unregistered rights granted, applied for, or otherwise now or hereafter in existence under or related to any patent, copyright, trademark, trade secret, database protection, or other intellectual property rights laws, and all similar or equivalent rights or forms of protection, in any part of the world (collectively, “Intellectual Property Rights”) in and to the Software; and (z) providing benchmarking and other analytic information regarding use of the Software in a de-identified manner. The Licensee may not share this information with others without the Licensor’s prior written consent, such written consent not to be unreasonably withheld, delayed or conditioned.

6. Intellectual Property Rights. Licensee acknowledges and agrees that the Software and Documentation are provided under license, and not sold, to Licensee. Licensee does not acquire any ownership interest in the Software or Documentation under this Agreement, or any other rights thereto, other than to use the same in accordance with the license granted and subject to all terms, conditions, and restrictions under this Agreement. Licensor and its licensors and service providers reserve and shall retain their entire right, title, and interest in and to the Software and all Intellectual Property Rights arising out of or relating to the Software, except as expressly granted to the Licensee in this Agreement. Licensee shall use its commercially reasonable efforts to safeguard all Software and Documentation (including all copies thereof) from infringement, misappropriation, theft, misuse, or unauthorized access. Licensee shall promptly notify Licensor if Licensee becomes aware of any infringement of the Licensor’s Intellectual Property Rights in the Software and fully cooperate with Licensor, in any legal action taken by Licensor to enforce its Intellectual Property Rights at Licensor’s sole cost and expense.

7. Exclusivity and Restriction. Licensor acknowledges and agrees that the Licensee is building a business that will leverage the license granted by Licensor to Licensee for the Software and Documentation to create a security product offering and associated services for sale in the USA and Canada. The parties acknowledge and agree that the Software license grant contemplated in this Agreement is exclusive within the USA and Canada solely within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government (the “Territory”). The parties further acknowledge and agree that the Territory can be expanded to include other market verticals and other possible customers upon the mutual consent and written agreement of the parties. Notwithstanding the foregoing, this Agreement does not convey or grant to the Licensee any other license, expressly or by implication, estoppel or otherwise, under any Intellectual Property Rights owned or held by Licensor, including, without limitation, the right to reproduce or modify, or make derivative works of, any of the Software, Documentation, any other software owned or licensed by the Licensor, or any equipment or materials which the Licensor offers for sale or license

(collectively, the “Licensor Products”).

8. Warranty Disclaimer. THE SOFTWARE AND DOCUMENTATION ARE PROVIDED TO LICENSEE “AS IS” AND WITH ALL FAULTS AND DEFECTS WITHOUT WARRANTY OF ANY KIND. TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, LICENSOR, ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES AND ITS AND THEIR RESPECTIVE LICENSORS AND SERVICE PROVIDERS, EXPRESSLY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, WITH RESPECT TO THE SOFTWARE AND DOCUMENTATION, INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON- INFRINGEMENT, AND WARRANTIES THAT MAY ARISE OUT OF COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, OR TRADE PRACTICE. WITHOUT LIMITATION TO THE FOREGOING, THE LICENSOR PROVIDES NO WARRANTY OR UNDERTAKING, AND MAKES NO REPRESENTATION OF ANY KIND THAT THE LICENSED SOFTWARE WILL MEET THE LICENSEE’S REQUIREMENTS, ACHIEVE ANY INTENDED RESULTS, BE COMPATIBLE, OR WORK WITH ANY OTHER SOFTWARE, APPLICATIONS, SYSTEMS, OR SERVICES, OPERATE WITHOUT INTERRUPTION, MEET ANY PERFORMANCE OR RELIABILITY STANDARDS OR BE ERROR FREE, OR THAT ANY ERRORS OR DEFECTS CAN OR WILL BE CORRECTED.

9. Limitation of Liability. TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, IN NO EVENT WILL LICENSOR OR ITS AFFILIATES, OR ANY OF ITS OR THEIR RESPECTIVE LICENSORS OR SERVICE PROVIDERS, BE LIABLE TO LICENSEE OR ANY THIRD PARTY FOR ANY USE, INTERRUPTION, DELAY, OR INABILITY TO USE THE SOFTWARE; LOST REVENUES OR PROFITS; DELAYS, INTERRUPTION, OR LOSS OF SERVICES, BUSINESS, OR GOODWILL; LOSS OR CORRUPTION OF DATA; LOSS RESULTING FROM SYSTEM OR SYSTEM SERVICE FAILURE, MALFUNCTION, OR SHUTDOWN; FAILURE TO ACCURATELY TRANSFER, READ, OR TRANSMIT INFORMATION; FAILURE TO UPDATE OR PROVIDE CORRECT INFORMATION; SYSTEM INCOMPATIBILITY OR PROVISION OF INCORRECT COMPATIBILITY INFORMATION; OR BREACHES IN SYSTEM SECURITY; AND NEITHER PARTY SHALL FOR ITSELF OR ITS OR THEIR AFFILIATES, LICENSORS OR SERVICE PROVIDERS, BE LIABILE TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, DIRECT, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES, WHETHER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE AND WHETHER OR NOT THE LICENSOR WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE LIMITATIONS SET FORTH IN THIS SECTION SHALL APPLY EVEN IF THE LICENSEE’S REMEDIES UNDER THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE. NOTWITHSTANDING THE FOREGOING, LICENSOR ACKNOWLEDGES AND AGREES THAT ITS LIABILITY UNDER THIS AGREEMENT FOR ANY DAMAGES WHATSOEVER RELATED IN ANY WAY TO THE VIOLATION OR INFRINGEMENT OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS SHALL NOT BE LIMITED IN ANY WAY BY THIS PROVISION OR ANY OTHER PROVISION UNDER THIS AGREEMENT.

10. Indemnification. Each party (the “Indemnifying Party”) shall indemnify, defend and hold harmless the other party, and its officers, directors, employees, agents and affiliates for all expenses (including reasonable attorney’s fees and expenses), losses, claims, fines, penalties or damages arising out of any act or omission of the Indemnifying Party, and its performance under or breach of this Agreement.

11. Export Regulation. The Software and Documentation may be subject to US export control laws, including the Export Control Reform Act and its associated regulations. The Licensee shall not, directly or indirectly, export, re-export, or release the Software or Documentation to, or make the Software or Documentation accessible from, any jurisdiction or country to which export, re-export, or release is prohibited by law, rule, or regulation. The Licensee shall comply with all applicable federal laws, regulations, and rules, and complete all required undertakings (including obtaining any necessary export license or other governmental approval), prior to exporting, re-exporting, releasing, or otherwise making the Software or Documentation available outside the US.

12. US Government Rights. The Software is commercial computer software, as such term is defined in 48 C.F.R. §2.101. Accordingly, if the Licensee is the US Government or any contractor therefor,

Licensee shall receive only those rights with respect to the Software and Documentation as are granted to all other end users under license, in accordance with (a) 48 C.F.R. §227.7201 through 48 C.F.R. §227.7204, with respect to the Department of Defense and their contractors, or (b) 48 C.F.R. §12.212, with respect to all other US Government licensees and their contractors.

13. Licensee Fees. In exchange for the License granted by the Licensor to the Licensee hereunder, the Licensee shall pay to the Licensor a license fee calculated in accordance with the prices set out in Exhibit C attached to this Agreement (the “License Fee”). The parties acknowledge and agree that the License Fees shall be paid as follows:

(a) Licensor acknowledges that Licensee is pursuing a series of financings to build up its business and delivery of services based on the Software and therefore the Licensor agrees that it shall grant to Licensee the first 400,000 monthly subscription per camera licenses to the Software at a price of USD $5 per camera/license (for a total of USD $2,000,000) (the “Deferred Payment”) on a deferred payment basis. Licensee’s obligation to pay said Licensee Fees under this Agreement shall be postponed until such time as the Licensee has: (i) successfully raised a minimum of USD $15,000,000, or such other amount as agreed between the parties in writing, in financing through up to three seed financing rounds (the “Threshold”), or (ii) used or provided services or sublicenses to at least 16,666 end-user cameras in one month. Licensor will issue a pro forma invoice to Licensee for the Deferred Payment amounts, and Licensee shall accept such pro forma invoice but will have: (x) up to twenty-four (24) months of achieving the Threshold, and provided that this Agreement is still in full force and effect and all of the licenses to the Software have been granted by the Licensor to the Licensee (irrespective of whether the Licensee has used or is actually using all of the licenses to the Software), to pay to the Licensor the Deferred Payment, or (y) net thirty (30) days once Licensee has issued an invoice for to at least 16,666 end-user cameras in one month, in which case the amount of such invoice shall be deducted from the Deferred Payment once paid; and

(b) At all times following the Threshold, the Licensee shall pay the License Fee to the Licensor on a monthly basis on net thirty (30) day payment terms from the date that Licensee receives Licensor’s invoice, calculated based on the number of Licenses deployed by the Licensee in the previous month.

14.	Termination.

(a) Termination for Material Breach. In the event of a material breach of any provision of this Agreement, the non-breaching party may terminate this Agreement by giving 60 days prior written notice to the breaching party specifying the material breach and requiring that it be cured during the notice period or else the non-breaching party may terminate this Agreement upon the conclusion of the notice period; provided, however, that this Agreement shall not terminate if the breaching party has cured the breach prior to the expiration of such sixty (60) day period, or if such breach cannot be cured within such sixty (60) day period, the breaching party has taken steps within such sixty (60) day period to the reasonable satisfaction of the non-breaching party to propose a plan to cure the breach reasonably acceptable for the non-breaching party. For the purposes of this Agreement, a material breach means a breach of any of the obligations, terms, conditions, and/or covenants of this Agreement by a party which materially and substantially affects the ability of one or both of the parties to achieve the anticipated outcomes of this Agreement. With respect to the Licensee specifically, a material breach means a failure to pay any and all Licensee Fees when due following receipt of notice of failure to pay from Licensor.

(b) Termination for Other Causes. Either party may terminate this Agreement immediately upon provision of notice to the other party, (i) upon the institution by the other party of receivership or bankruptcy proceedings; (ii) upon the institution against the other party by a third party of receivership or bankruptcy proceedings, if such proceedings are not dismissed within 30 days of the other party’s receipt of notice of such proceedings against it; or (iii) upon the other party’s making an assignment for the benefit of creditors of all or substantially all of its assets.

(c)	Effects of Termination.

(i) In the event of the expiration or termination of this Agreement, LICENSEE shall (a) immediately terminate all sales and marketing efforts of the LICENSOR Products and cease entering into new subscriptions for LICENSOR Products; (b) cease renewing all then-existing subscriptions for LICENSOR Products and promptly notify LICENSOR of any and all requests from Authorized Users seeking to renew or enter new or additional licenses for LICENSOR Products; (c) within ten (10) days after the date of such termination, provide LICENSOR with a written list of (i) all remaining subscriptions for LICENSOR Products, providing the identity and contact information of each Subscriber and the date that each such subscription’s then current subscription term is set to expire, and (ii) a list of names and contact information for all Authorized Users; (d) if requested by LICENSOR, assist LICENSOR, at Licensor’s sole cost and expense, in terminating one or more remaining subscriptions upon the date of expiration of its then-current term and/or assigning such subscription to LICENSOR or any other third party appointed by LICENSOR; and (e) upon the expiration or sooner termination of LICENSEE’s last subscription for LICENSOR Products, cease using the LICENSOR Products and LICENSOR’s Confidential Information in any manner whatsoever; provided, however, that if LICENSOR, upon Licensor’s request, elects to assume all maintenance and support obligations with respect to Authorized Users, then LICENSEE shall cease using the LICENSOR Products and LICENSOR’s Confidential Information immediately upon LICENSOR’s written notice that it has taken all necessary steps to assume the support functionality.

(ii) In the event of expiration or termination of this Agreement, the parties shall cease using the other party’s Confidential Information in any manner whatsoever and shall return to such party any Confidential Information in its possession, or destroy any such other party’s Confidential Information.

(iii) For so long as LICENSEE continues to provide Authorized Users with access to LICENSOR Products, LICENSEE shall continue to pay to LICENSOR the License Fee that would be due hereunder as if such termination had not occurred.

(iv) If LICENSOR is required by law, court order or otherwise to pay to LICENSEE any compensation, severance pay or benefit other than as set forth in this Agreement (the “Foreign Benefits”), LICENSEE shall indemnify and hold LICENSOR harmless from any such payment as well as from any reasonable costs and expenses (including, but not limited to, attorneys’ fees and expenses) incurred by LICENSOR in connection thereto.

(v) In the event of a termination, or receipt of notice of termination, of this Agreement for any reason, each party agrees to use its reasonable efforts to mitigate any losses to the other party as a result of such termination.

15.	Miscellaneous.

(a) Default rate: Parties agree that any default in payment under this Agreement, will bear interest at a rate of LIBOR plus 4.85% (485 basis points), calculated from the date such payment was due without regard to any cure periods contained herein.

(b)	Dispute Resolution: Licensor and Licensee agree, except as otherwise provided herein:

(i) To utilize reasonably commercial efforts to promptly and in a diligent manner by negotiation between the parties to resolve any dispute, whether arising during the Term or at any time after the expiration or termination of this Agreement, arising in relation to (A) the validity, construction, meaning, performance or effect of this Agreement, or (B) the rights, obligations, and liabilities of the parties within a reasonable period of time (the “Dispute Resolution Process”). The complaining party shall deliver a written notice summarizing the dispute to the other party and the respective Vice Presidents (or any other officer or representative appointed by one party with such seniority level) of each party shall meet within ten (10) Business Days of receipt of such notice to try to resolve the dispute, acting reasonably and in good faith. If the Vice Presidents are unable to resolve the dispute within the ten (10) Business Day period, then the parties shall escalate the dispute to their respective Presidents (or any other officer or representative appointed by one party with such seniority level) who shall have ten (10) Business Days to seek to resolve the dispute.

(ii) To continue the performance of their respective obligations, including without limiting the generality of the foregoing, any payment obligations, during the resolution of any dispute or disagreement, including during any period of arbitration, unless and until this Agreement is terminated or expires in accordance with its terms and conditions.

(iii) If the respective Presidents (or any other officer or representative appointed by one party with such seniority level) of the parties are unable to resolve the dispute as contemplated in subsection 15(a)(i) above, then such dispute, including any dispute arising out of or in connection with the Agreement or in respect of any defined legal relationship associated therewith or derived therefrom, including any failure of the parties to reach agreement hereunder, will be referred to arbitration for resolution under the rules of the International Chamber of Commerce, and in connection therewith:

(A) the appointing authority will be the International Chamber of Commerce;

(B) the arbitration will be conducted by a single arbitrator appointed by the International Chamber of Commerce unless the parties agree otherwise in writing;

(C) the case will be administered by the International Chamber of Commerce in accordance with its rules;

(D) the place of arbitration will be New York, New York; and

(E) the language of the arbitration will be English.

(iv) All determinations arising out of the arbitration process will be final and binding upon the parties.

(v) Either party may seek to enforce an arbitration decision at court. For the avoidance of doubt, all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of New York state without giving effect to any choice or conflict of law provision or rule.

(c) Neither party will be responsible or liable to the other party, or deemed in default or breach hereunder, by reason of any failure or delay in the performance of its obligations hereunder where such failure or delay is due to strikes, labor disputes, civil disturbances, riot, rebellion, invasion, epidemic, pandemic, hostilities, war, terrorist attack, embargo, natural disaster, acts of God, flood, fire, sabotage, fluctuations or non-availability of electrical power, heat, light, air conditioning, or equipment, loss and destruction of property, or any other circumstances or causes beyond a party’s reasonable control. The above in the understanding that the parties shall be liable even in case of an epidemic or pandemic which does not directly affect the performance of their obligations hereunder, as the current SARS-CoV-2 pandemic.

(d) Neither party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law, or otherwise, without the other party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. This Agreement is and shall at all times be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(e) This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer on any other person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(f) This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

(g) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(h) The headings in this Agreement are for reference only and do not affect the interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date by its duly authorized officers.

VSBLTY INC.		RADAR USA, INC.

By:	/s/ Jay Hutton	By:	/s/ Jeff Muller
	Jay Hutton, CEO		Jeff Muller, CEO

EXHIBIT A

Licensor Products

VSBLTY DataCaptor™

DataCaptor leverages camera and sensor technology with artificial intelligence (machine learning and computer vision) to provide real-time analytics and audience measurement. When DataCaptor is coupled with our CMS (VisionCaptor™) it delivers custom triggered content based on who the camera “sees”, either by demographics, sentiment or identity. All elements of the path to purchase are measured by DataCaptor, using advanced optics and sensors to provide objective, realtime, qualitative measurement and analysis in retail and other spaces. Not only does DataCaptor report demographics like gender, age range and sentiment, but it also gathers key analytics including dwell time, total impressions, percent looking at the screen, content interaction, as well as footfall traffic and heat maps. The Versatility of VSBLTY DataCaptor can be used in conjunction with VisionCaptor (VSBLTY’s CMS), or it can interface with foreign CMS software platforms and be used as the analytics and measurement component.

●	Anonymous Data Collected

●	People Count (Impressions)

●	Dwell Time ● Gender

●	Age Range

●	Emotional Sentiment

●	Recurring Visitors (with full anonymity)

VSBLTY Vector™

Advanced Facial & Object Recognition Technology

Vector™ is a software module that interfaces with a comprehensive local or remote database to detect persons or objects of interest within a camera’s field of view.

Using computer vision and machine learning, Vector™ enables demographic and emotional recognition, as well as object recognition and facial recognition that can identify individuals when alone or even in crowds.

Because the cameras are embedded into the display screen, as consumers look to the screens for information and advertising content, a more accurate facial recognition is achieved compared with traditional overhead cameras.

The Innovation Of Security

Vector™’s industry-leading cognitive APIs enable advanced recognition for faces and other advanced image analytics that are crucial to today’s security requirements, such as recognizing weapons or suspicious persons in a crowd.

In public areas or congested locations where public safety is a primary concern, persons or objects of interest can be detected, at scale, in milliseconds. If a POI (Person Of Interest) or weapon is detected by Vector™, the proper authorities can be alerted instantaneously, while the necessary security protocols are initiated.

The Intersection Of Marketing & Security

VSBLTY’s Proactive Digital Displays comprise an all-encompassing set of tasks, which seamlessly bridge the gap between audience measurement and public safety:

●	Facial Detection

●	Facial Verification

●	Facial ID

●	Facial Grouping

●	Facial Verification from Video

●	Emotion Detection

●	Facial Tracking in Video

●	Motion Detection

●	LPR

●	Weapons Detection

EXHIBIT B

Term

Term

This Agreement shall commence on the Effective Date and shall continue, subject to termination in accordance with the terms of this Agreement, for a period of forty-eight months, and thereafter shall automatically renew for successive twelve (12) month periods unless Licensee notifies Licensor in writing at least thirty (30) days prior to the end of the then-current term or renewal term. For the avoidance of doubt, the Licensor shall have no right to not renew the Agreement.

EXHIBIT C

Pricing

Product (version current June 2021)		Per month pricing
DataCaptor+VECTOR (3 base algorithms)	Bundle price	$5.00/per processor per month
Additional Algorithms		$3/per processor per month

EXHIBIT D

Service Level Agreement

This Service Level Agreement (“SLA”) is part of the Radar App License Agreement dated ___________________(the “Agreement”) between Licensor and Licensee. This SLA sets forth the performance levels which the Licensor will meet for all Software and Maintenance Services (as defined in the Agreement) which Licensor is required to perform. This SLA shall be co-terminous with the Agreement. Capitalized terms used but not defined in this SLA shall have the meanings set out in the Agreement.

1.	Definitions: The following terms shall have the following meanings.

“Availability” or “Available” means, subject to the terms of this SLA, that Authorized Users are able to access the Software, as described in more detail below in Section 3.

“Systems” means Licensee’s information technology infrastructure, including Licensee’s computers, software, databases, electronic systems (including database management systems), and networks.

“Error” means any reproducible failure of the Software to operate in all material respects in accordance with the specifications and Documentation, including in compliance with the Agreement and this SLA.

“Excluded Event(s)” means any inability to access the Software, or any other interruption or shutdown of the Software, resulting from or due to any of the following:

a.	any non-scheduled emergency maintenance necessary to protect the performance, availability, stability, or security of the Software;

b.	Internet congestion or slowdown, failure of the internet, or failure of Systems;

c.	circumstances reasonably believed by Licensor (or any third-party hosting provider) to be a significant threat to the normal operation of the Software or Maintenance Services, the operating infrastructure, the facility from which the Software or Maintenance Services are provided, or otherwise relating to access to or the integrity of Licensee or Authorized User data (for example, a critical vulnerability, virus, hacker, or malware or denial of service attack);

d.	data transmission failures outside the control of Licensor and not caused by Licensor’s negligence or willful misconduct;

e.	any Scheduled Downtime;

f.	the failure or malfunction of Licensee’s or any third party’s equipment, software components, software applications, systems, or other technology and/or integrations developed by or for Licensee that are running on or interacting with the Software, in each case not solely owned or controlled by Licensor;

g.	system administration, commands, or file transfers performed by Authorized Users or representatives;

h.	factors outside Licensor’s reasonable control, including, but not limited to, natural disasters, changes resulting from government, political, or other regulatory actions or court orders, strikes or labor disputes, acts of civil disobedience, acts of war, acts against parties (including Licensor’s third-party hosting provider or other vendors), and other force majeure events;

i.	in full or in part, any acts or omissions of Licensee, its employees, contactors, agents, or any other entity over which Licensee exercises control or has the right to exercise control, including negligence or material breach of Licensee’s obligations under the Agreement;

j.	any permitted suspension or termination of Licensee’s right to use the Software due to Licensee’s or its Authorized Users’ breach of the Agreement;

k.	Licensee’s lack of availability or delay in responding to incidents that require Licensee participation for source identification and/or resolution, including meeting Licensee responsibilities for the Software;

l.	performance or security issues that result from Licensee’s failure to accept the application of patches made available by Licensor;

m.	failures or fluctuations in electrical, connectivity, network, or telecommunications equipment or lines due to circumstances outside of Licensor’s reasonable control;

n.	Customer combining or merging the Software with any hardware or software not supplied by Licensor, or not identified by Licensor in the Documentation as compatible with the Software or otherwise authorized by the Licensor; and

o.	any modification or changes to the configuration of any version of the Software not made by Licensor or not identified by Licensor in the Documentation or otherwise authorized by Licensor.

“System Uptime” is defined as the total amount of time during any calendar month (twenty-four (24) hours a day, seven (7) days a week) during which the Software are Available. System Uptime is the total number of minutes in a calendar month, less (a) the total number of minutes of Scheduled Downtime in a calendar month, and (b) the total number of minutes in which the Software Services are not Available due to any Unscheduled Downtime.

“Scheduled Downtime” will mean the total amount of time during any calendar month, measured in minutes, during which Licensee is unable to access the features and functions of the Software due to planned system maintenance performed by Licensor as set forth below.

“Unscheduled Downtime” will mean the total amount of time during any calendar month, measured in minutes, during which time Licensor is impacted by Excluded Events.”

2. Availability and Service Credits: Licensor guarantees the Software will have a minimum ninety- nine and nine-tenths percent (99.9%) System Uptime. The maintenance schedule for Scheduled Downtime is available up to three (3) months in advance.

In the event System Uptime is less than ninety-nine and nine-tenths percent (99.9%) during any calendar month during the Subscription Term (a “Service Level Failure”), and, provided that, within ten business (10) days of the end such calendar month, Licensee has notified Licensor in writing of such Service Level Failure and requested a Service Credit in accordance with the provisions herein, Licensee may be entitled to Service Credits against its subsequent payment obligations according to the following table.

System Availability	Service Credit
99.99 – 99.00	.5% of Monthly License Fees
98.99 – 98.00	1% of Monthly License Fees
97.99 – 97.00	2% of Monthly Licensee Fees
< 96.99	3% of Monthly License Fees

The parties intend that the Service Credits constitute compensation to Licensee, and not a penalty. The parties acknowledge and agree that Licensee’s harm caused by Licensor’s delayed delivery of the Software or Maintenance Services would be impossible or very difficult to accurately estimate as of the Effective Date, and that the Service Credits are a reasonable estimate of the anticipated or actual harm that mightarise from a Service Level Failure. Licensor’s payment of the Service Credits is Licensor’s sole liability and entire obligation Service Level Failure.